================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          RHYTHMS NETCONNECTIONS INC.

                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)


                                   762430 10 6

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:

                                  ERIC S. SHUBE
                             VINSON & ELKINS L.L.P.
                    1325 AVENUE OF THE AMERICAS, 17TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (917) 206-8005


                                  July 28, 2000


             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

================================================================================

CUSIP NO. 762430 10 6

----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                              Mr. Thomas O. Hicks
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                    N/A
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                                 [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                     United States
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                   12,452,556
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*              12,452,556
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**              12,452,556
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                            13.68%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            IN
----------------------------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                HM4 Rhythms Qualified Fund, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                                              [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                          Delaware
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                   11,331,153
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*              11,331,153
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**              11,331,153
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                            12.60%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                               HMTF Equity Fund IV (1999), L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                                              [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                             Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                   11,331,153
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*              11,331,153
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**              11,331,153
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                            12.60%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                 HM4 Rhythms Private Fund, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                          Delaware
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                       80,285
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                  80,285
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                  80,285
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             0.10%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                           HMTF Private Equity Fund IV (1999), L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                             Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                       80,285
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                  80,285
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                  80,285
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             0.10%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                 HM4/GP (1999) Partners, L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                             Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                   11,411,438
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*              11,411,438
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**              11,411,438
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                            12.68%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                HM 4-EQ Rhythms Coinvestors, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                          Delaware
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                      166,481
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                 166,481
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                 166,481
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             0.21%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                HM 4-EQ (1999) Coinvestors, L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                             Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                      166,481
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                 166,481
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                 166,481
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             0.21%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                               HM 4-SBS Rhythms Coinvestors, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                             (a) [ ]
                                                                                       (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                    OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                          Delaware
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                      271,360
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                 271,360
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                 271,360
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             0.34%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                               HM 4-SBS (1999) Coinvestors, L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                             Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                      271,360
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                 271,360
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                 271,360
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             0.34%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                        Hicks, Muse GP (1999) Partners IV, L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                             Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                   11,849,279
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*              11,849,279
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**              11,849,279
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                            13.10%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                Hicks, Muse (1999) Fund IV, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                              Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                    11,849,279
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*               11,849,279
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**               11,849,279
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             13.10%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                          HM PG-IV Rhythms, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                              (a) [ ]
                                                                                        (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                     OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                           Delaware
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                               0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                      603,277
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                          0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                 603,277
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                 603,277
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                             0.76%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                            OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                Hicks, Muse PG-IV (1999), C.V.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                               (a) [ ]
                                                                                         (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                      OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                        Netherlands
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                       603,277
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                  603,277
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                  603,277
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                              0.76%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                     HM Equity Fund IV/GP Partners (1999), C.V.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                               (a) [ ]
                                                                                         (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                      OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                         Netherlands
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                       603,277
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                  603,277
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                  603,277
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                              0.76%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                HM GP Partners IV Cayman, L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                               (a) [ ]
                                                                                         (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                      OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                     Cayman Islands
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                       603,277
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                  603,277
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                  603,277
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                              0.76%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                          HM Fund IV Cayman LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                               (a) [ ]
                                                                                         (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                      OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                     Cayman Islands
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                       603,277
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                  603,277
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                  603,277
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                              0.76%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                     HMTF Bridge RHY, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                               (a) [ ]
                                                                                         (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                      OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                           Delaware
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                             0
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                        0
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                        0
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                                 0%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                     HMTF Bridge Partners, L.P.
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                               (a) [ ]
                                                                                         (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                      OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                           Delaware
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                             0
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                        0
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                        0
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                                 0%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             PN
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

CUSIP NO. 762430 10 6


----------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                   HMTF Bridge Partners, LLC
----------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*                               (a) [ ]
                                                                                         (b) [X]
----------------------------------------------------------------------------------------------------
   3     SEC use only
----------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                      OO
----------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                              Texas
----------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                0
   Number of Shares Beneficially     ---------------------------------------------------------------
                                     8        Shared Voting Power*                             0
      Owned by Each Reporting        ---------------------------------------------------------------
                                     9        Sole Dispositive Power                           0
            Person With              ---------------------------------------------------------------
                                     10       Shared Dispositive Power*                        0
----------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**                        0
----------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                  [ ]
----------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                                 0%
----------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                             OO
----------------------------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 8 1/4% Series E Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any capital stock held by other holders and (2) exercise of all three-year Common Stock warrants, five-year Common Stock warrants and seven-year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any warrants held by other holders.

                                  SCHEDULE 13D

         This Statement constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission on March 27, 2000 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $0.001 per share ("Common Stock") of Rhythms NetConnections Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         As more fully described in Item 6 below, on March 16, 2000, Bridge LLC, Qualified LLC, Private LLC, PG-IV LLC, 4-SBS LLC and 4-EQ LLC each purchased from the Issuer the number of shares of Preferred Stock and the number of Warrants set forth opposite their respective names below at the purchase price set forth opposite their respective names below.

                     NUMBER OF         NUMBER OF       NUMBER OF        NUMBER OF
NAME OF ENTITY        SHARES              A-1             A-2              A-3         PURCHASE PRICE
                     PURCHASED         WARRANTS        WARRANTS         WARRANTS
                                       PURCHASED       PURCHASED        PURCHASED
--------------       ---------         ---------       ---------        ---------      --------------
Bridge LLC            125,000          937,500          937,500          937,500        $125,000,000
Qualified LLC         113,743          853,077          853,077          853,077         113,743,000
Private LLC               806            6,043            6,043            6,043             806,000
PG-IV LLC               6,056           45,416           45,416           45,416           6,056,000
4-SBS LLC               2,724           20,429           20,429           20,429           2,724,000
4-EQ LLC                1,671           12,535           12,535           12,535           1,671,000

         As more fully described in Item 4 below, on July 28, 2000, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         Qualified LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by Equity L.P.; Equity L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Private LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by Private L.P.; Private L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-EQ LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by 4-EQ L.P.; 4-EQ L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-SBS LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by 4-SBS L.P.; 4-SBS L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         PG-IV LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants (including the shares of Preferred Stock and Warrants subsequently purchased from Bridge LLC) from capital contributions provided by PG-IV C.V.; PG-IV C.V. obtained such funds from capital contributions provided by its limited partners and HM Equity C.V.; HM Equity C.V. obtained such funds from capital contributions provided by its limited partners and G.P. Cayman L.P.; and G.P. Cayman L.P. obtained such funds from capital contributions provided by its limited partners and Fund IV Cayman LLC. Fund IV Cayman LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Bridge LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Bridge Partners L.P.; Bridge Partners L.P. obtained $3,779,757.50 of such funds from capital contributions provided by its general partner, Bridge Partners LLC, and its limited partners, and it obtained the remainder of the funds, $124,288,319.93, from borrowing under a credit agreement dated December 28, 1999, among HMTF Bridge Partners, L.P. and HM/Europe Coinvestors, C.V., as Initial Borrowers, and any Future Borrowers from time to time parties thereto, the Lenders from time to time parties thereto, the Issuing Bank, The Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent ("Credit Agreement"). On June 29, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement with the proceeds of loans provided by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC. Demand notes issued by Bridge LLC in connection with such loans (the "Demand Notes") were filed as Exhibit 10.8 to Amendment No. 1 to the Schedule 13D and are incorporated herein by reference. On July 27, 2000, Bridge LLC repaid the borrowing under the Demand Notes with the proceeds from the sale of its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         Bridge Partners LLC obtained the funds it contributed to Bridge Partners L.P. from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

         In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

         On July 27, 2000, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such securities, as set forth below:

                        NUMBER OF     NUMBER OF      NUMBER OF       NUMBER OF
NAME OF ENTITY            SHARES     A-1 WARRANTS   A-2 WARRANTS    A-3 WARRANTS
                        PURCHASED     PURCHASED      PURCHASED       PURCHASED
---------------  -----------------  -------------  --------------  -------------
Qualified LLC            113,743       853,076        853,076         853,076
Private LLC                  806         6,044          6,044           6,044
PG-IV LLC                  6,056        45,416         45,416          45,416
4-SBS LLC                  2,724        20,429         20,429          20,429
4-EQ LLC                   1,671        12,535         12,535          12,535

         The purchase price for the shares of Preferred Stock and Warrants sold by Bridge LLC was equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3 and together with an amount in respect of accrued dividends.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         All beneficial ownership amounts set forth below give effect to the accretion of dividends on the Preferred Stock through June 30, 2000.

         (a) (1) Qualified LLC is the record and beneficial owner of 227,486 shares of Preferred Stock, 1,706,153 A-1 Warrants, 1,706,153 A-2 Warrants and 1,706,153 A-3 Warrants. Assuming conversion of all such shares of Preferred Stock and exercise of all such Warrants, Qualified LLC is the beneficial owner of 11,331,153 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 12.60% of the outstanding shares of Common Stock.

             (2) Assuming conversion of all 227,486 shares of Preferred Stock and exercise of all 5,118,459 Warrants owned of record by Qualified LLC, Equity L.P., in its capacity as sole member of Qualified LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,331,153 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 12.60% of the outstanding shares of Common Stock.

             (3) Private LLC is the record and beneficial owner of 1,612 shares of Preferred Stock, 12,087 A-1 Warrants, 12,087 A-2 Warrants and 12,087 A-3 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Private LLC is the beneficial owner of 80,285 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.10% of the outstanding shares of Common Stock.

             (4) Assuming conversion of all 1,612 shares of Preferred Stock and exercise of all 36,261 Warrants owned of record by Private LLC, Private L.P., in its capacity as sole member of Private LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 80,285 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.10% of the outstanding shares of Common Stock.

             (5) Assuming conversion of all 229,098 shares of Preferred Stock and exercise of all 5,154,720 Warrants owned of record by Qualified LLC and Private LLC, HM4/GP Partners, in its capacity as the sole general partner of each of Equity L.P. and Private L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,411,438 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 12.68% of the outstanding shares of Common Stock.

             (6) 4-EQ LLC is the record and beneficial owner of 3,342 shares of Preferred Stock, 25,070 A-1 Warrants, 25,070 A-2 Warrants and 25,070 A-3 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, 4-EQ LLC is the beneficial owner of 166,481 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.21% of the outstanding shares of Common Stock.

             (7) Assuming conversion of all 3,342 shares of Preferred Stock and exercise of all 75,210 Warrants owned of record by 4-EQ LLC, 4-EQ L.P., in its capacity as sole member of 4-EQ LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 166,481 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.21% of the outstanding shares of Common Stock.

             (8) 4-SBS LLC is the record and beneficial owner of 5,448 shares of Preferred Stock, 40,858 A-1 Warrants, 40,858 A-2 Warrants and 40,858 A-3 Warrants. Assuming conversion of all such shares of Preferred Stock and exercise of all such Warrants, 4-SBS LLC is the beneficial owner of 271,360 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.34% of the outstanding shares of Common Stock.

             (9) Assuming conversion of all 5,448 shares of Preferred Stock and exercise of all 122,574 Warrants owned of record by 4-SBS LLC, 4-SBS L.P., in its capacity as sole member of 4-SBS LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 271,360 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.34% of the outstanding shares of Common Stock.

             (10) Assuming conversion of all 237,888 shares of Preferred Stock and exercise of all 5,352,504 Warrants owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Hicks GP Partners, in its capacity as sole general partner of each of HM4/GP Partners, 4-EQ L.P. and 4-SBS L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,849,279 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 13.10% of the outstanding shares of Common Stock.

             (11) Assuming conversion of all 237,888 shares of Preferred Stock and exercise of all 5,352,504 Warrants owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Fund IV LLC, in its capacity as the sole general partner of Hicks GP Partners, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,849,279 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 13.10% of the outstanding shares of Common Stock.

             (12) PG-IV LLC is the record and beneficial owner of 12,112 shares of Preferred Stock, 90,832 A-1 Warrants, 90,832 A-2 Warrants and 90,832 A-3 Warrants. Assuming conversion of all such shares of Preferred Stock and exercise of all such Warrants, PG-IV LLC is the beneficial owner of 603,277 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.76% of the outstanding shares of Common Stock.

             (13) Assuming conversion of all 12,112 shares of Preferred Stock and exercise of all 272,496 Warrants owned of record by PG-IV LLC, PG-IV C.V., in its capacity as sole member of PG-IV LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 603,277 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.76% of the outstanding shares of Common Stock.

             (14) Assuming conversion of all 12,112 shares of Preferred Stock and exercise of all 272,496 Warrants owned of record by PG-IV LLC, HM Equity C.V., in its capacity as sole general partner of PG-IV C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 603,277 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.76% of the outstanding shares of Common Stock.

             (15) Assuming conversion of all 12,112 shares of Preferred Stock and exercise of all 272,496 Warrants owned of record by PG-IV LLC, GP Cayman L.P., in its capacity as sole general partner of HM Equity C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 603,277 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.76% of the outstanding shares of Common Stock.

             (16) Assuming conversion of all 12,112 shares of Preferred Stock and exercise of all 272,496 Warrants owned of record by PG-IV LLC, Fund IV Cayman LLC, in its capacity as the sole general partner of GP Cayman L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 603,277 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 0.76% of the outstanding shares of Common Stock.

             (17) As a result of the sale by Bridge LLC of its Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge LLC is no longer the record and beneficial owner of any shares of Preferred Stock or Warrants.

             (18) As a result of the sale by Bridge LLC of its Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge Partners L.P., in its capacity as the sole member of Bridge LLC, may no longer be, pursuant to Rule 13d-3 of the Exchange Act, deemed to be the beneficial owner of any shares of Common Stock, upon any conversion of such shares of Preferred Stock or exercise of such Warrants.

             (19) As a result of the sale by Bridge LLC of its Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge Partners LLC, in its capacity as general partner of Bridge Partners L.P., may no longer be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owner of any shares of Common Stock, upon any conversion of such shares of Preferred Stock or exercise of such Warrants.

             (20) Assuming conversion of all 250,000 shares of Preferred Stock and exercise of all 5,625,000 Warrants owned of record by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Mr. Thomas O. Hicks, in his capacity as sole member of Fund IV LLC and Fund IV Cayman LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,452,556 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as at May 11, 2000, there being 78,576,991 shares of Common Stock outstanding, represents approximately 13.68% of the outstanding shares of Common Stock.

         The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

         Securities Purchase Agreement

         Pursuant to the Preferred Stock and Warrant Purchase Agreement (the "Securities Purchase Agreement"), dated as of February 6, 2000 between the Issuer and Bridge LLC, the Issuer agreed to sell to Bridge LLC, and Bridge LLC agreed to purchase from the Issuer, 250,000 shares of Preferred Stock, 1,875,000 A-1 Warrants, 1,875,000 A-2 Warrants and 1,875,000 A-3 Warrants for a purchase price of $250,000,000. In addition, the Issuer agreed to form a subsidiary for the purpose of entering business relationships in Latin America and to grant to Bridge LLC and the Assignees (as defined below) a 25% equity ownership in that subsidiary.

         Prior to the issuance of the shares of Preferred Stock at the Closing (as defined below), pursuant to an Assignment of Rights Under Preferred Stock and Warrant Purchase Agreement dated February 16, 2000 (the "Assignment Agreement"), Bridge LLC assigned 50% of its rights, titles, interests and obligations in, to and under the Securities Purchase Agreement to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC (the "Assignees").

         On March 16, 2000 at the closing held pursuant to the Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock and the number of Warrants set forth opposite each person's name below in exchange for the purchase price set forth opposite such person's name below.

                   NUMBER OF       NUMBER OF     NUMBER OF   NUMBER OF
NAME OF ENTITY      SHARES            A-1           A-2         A-3       PURCHASE PRICE
                   PURCHASED       WARRANTS      WARRANTS     WARRANTS
                                  PURCHASED     PURCHASED    PURCHASED
--------------     ---------      ----------    ----------   ---------    --------------
Bridge LLC           125,000        937,500       937,500       937,500    $125,000,000
Qualified LLC        113,743        853,077       853,077       853,077     113,743,000
Private LLC              806          6,043         6,043         6,043         806,000
PG-IV LLC              6,056         45,416        45,416        45,416       6,056,000
4-SBS LLC              2,724         20,429        20,429        20,429       2,724,000
4-EQ LLC               1,671         12,535        12,535        12,535       1,671,000

         The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is filed as
Exhibit 10.1 to the Schedule 13D and is incorporated herein by reference.

         On July 27, 2000, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such securities, as set forth below:

                   NUMBER OF     NUMBER OF        NUMBER OF       NUMBER OF
NAME OF ENTITY      SHARES      A-1 WARRANTS     A-2 WARRANTS    A-3 WARRANTS
                   PURCHASED     PURCHASED        PURCHASED       PURCHASED
--------------     ---------    ------------     ------------    ------------
Qualified LLC      113,743         853,076          853,076        853,076
Private LLC            806           6,044            6,044          6,044
PG-IV LLC            6,056          45,416           45,416         45,416
4-SBS LLC            2,724          20,429           20,429         20,429
4-EQ LLC             1,671          12,535           12,535         12,535

         On July 27, 2000, Bridge LLC repaid the borrowing under the Demand Notes referred to in Item 3 with the proceeds from the sale of its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, as set forth above.

         Registration Rights

         At Closing, the Issuer and the holders of Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect four "demand" registrations at the request of the holders of a majority of the Registrable Securities held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, provided that each such demand registration must be in respect of Registrable Securities (as defined below) with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. In addition, the Purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act") as well as rights to request a shelf registration of portions of the Registrable Securities.

         "Registrable Securities" means (a) the Preferred Stock purchased pursuant to the Securities Purchase Agreement, plus any additional shares of Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Preferred Stock, (b) the Common Stock issued upon conversion of such Preferred Stock or upon exercise of the Warrants, plus any additional shares of Common Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (c) any securities that the Issuer or any successor entity into which such Common Stock or such Preferred Stock may be converted or changed.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.2 to the Schedule 13D and is incorporated herein by reference.

         Certificate of Designation

         As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8 1/4% Series E Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create the series of Preferred Stock. Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock and to each other class of capital stock or preferred stock of the Issuer, the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with additional shares of Preferred Stock issued by the Issuer and each other class of capital stock or series of preferred stock of the Issuer issued by Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

         The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 8 1/4% of the then-effective Liquidation Preference (as defined below). Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. On each Dividend Payment Date, commencing the March 31, 2000 Dividend Payment Date, to and including the March 31, 2005 Dividend Payment Date, accrued dividends on a share of Preferred Stock for the preceding Dividend Period shall be added cumulatively to and thereafter remain a part of the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend

Payment Date, commencing on June 30, 2005, to the holders of record of Preferred Stock as of the close of business on the applicable Dividend Record Date. Accrued Dividends that are not paid in full in cash on any Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

         The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the Conversion Price in effect at the time of conversion. The initial Conversion Price is $37.50 per share.

         The shares of Preferred Stock may be redeemed at any time commencing on or after March 31, 2005 (or earlier, if, under the Certificate of Designation, certain conditions relating to a Change of Control (as defined in the Certificate of Designation) shall have occurred), in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% (or, under certain conditions described below relating to a Change of Control, 101%) of the then effective Liquidation Preference plus accrued and unpaid dividends from the last dividend payment date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on March 31, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference, plus accrued and unpaid dividends thereon from the last Dividend Payment Date to the date of mandatory redemption.

         Upon occurrence of a "Change of Control" (as defined in the Certificate of Designation), the holders of Preferred Stock shall be entitled to receive, if the change of control occurs prior to March 31, 2005, the Special Dividend (as defined in the Certificate of Designation) and shall have the right to either
(a) continue to hold their shares of Preferred Stock (or the shares of preferred stock issued in respect thereof pursuant to consolidation, merger, conveyance or transfer as provided in the Certificate of Designation (the "Hold Option")), (b) convert their shares of Preferred Stock (including shares received as a Special Dividend) or (c) elect to have their shares of Preferred Stock remarketed as described below (the "Remarketing Option").

         If the Remarketing Option is selected with respect to a share of Preferred Stock, such holder shall be deemed to have elected to waive such holder's right to convert such share for a specified period of time and the Issuer shall thereafter have the option either to (a) have such share redeemed in accordance with the provisions of optional redemption contained in the Certificate of Designation, or (b) remarket such share for the account of such holder and, if the net proceeds to such holder of such remarketing are less than an amount equal to 101% of the Liquidation Preference (after giving effect to the Special Dividend (if applicable)) of such share plus accrued and unpaid dividends thereon from the last dividend payment date to the date payment is received by such holder in respect of such share, the Issuer shall issue to and sell for the account of such holder a sufficient number of shares of Common Stock to make up for such shortfall. If the Issuer does not, within 180 days after the date of the Issuer's giving written notice of its election of (a) or
(b) above, settle the claim with the holder pursuant to (a) or (b) above, then the holder shall have the option, for a period of 10 business days, of electing the Hold Option or electing to convert such holder's share of Preferred Stock.

         The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting as one class, will be required for the Issuer to take certain actions. In addition, for so long as members of the HMTF Group own any combination of the shares of Preferred Stock issued to the HMTF Holders as of the Closing Date and shares of Common Stock issued upon conversion of such Preferred Stock, which, taken together, would represent (if all such shares of Preferred Stock were converted) an amount of Common Stock issuable upon conversion of 40% or more of such Preferred Stock, the holders of the HMTF Shares, voting as a class, may elect one director to serve on the board of directors of the Issuer. Pursuant to this right, the HMTF Holders have elected Michael Levitt for election to the board of directors of the Issuer. The Securities Purchase Agreement contains a parallel provision for the election of a director that is inoperative for so long as the above described provision is in effect.

         "Liquidation Preference" means an amount equal to $1,000 per share of Preferred Stock, subject to change in accordance with the provisions of the Certificate of Designation.

         The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 10.3 to the Schedule 13D and is incorporated by reference.

         Common Stock Warrant Certificate

         As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Common Stock Warrant Certificates for the A-1 Warrants (the "A-1 Warrant Certificates"), the A-2 Warrants (the "A-2 Warrant Certificates") and the A-3 Warrants (the "A-3 Warrant Certificates"). The A-1 Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $45.00 per share, as adjusted from time to time pursuant to the terms of the A-1 Warrant Certificate. The A-1 Warrants are void after March 16, 2003. The A-2 Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $50.00 per share, as adjusted from time to time pursuant to the terms of the A-2 Warrant Certificate. The A-2 Warrants are void after March 16, 2005. The A-3 Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $55.00 per share, as adjusted from time to time pursuant to the terms of the A-3 Warrant Certificate. The A-3 Warrants are void after March 16, 2007.

         The foregoing description of the A-1 Warrant Certificate, A-2 Warrant Certificate and A-3 Warrant Certificate is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Common Stock Warrant A-1, Form of Common Stock Warrant A-2 and Form of Common Stock Warrant A-3, copies of which are filed as Exhibit 10.4, Exhibit 10.5 and Exhibit
10.6 to the Schedule 13D, respectively, and are incorporated herein by reference.

         The purchase price for the shares of Preferred Stock and Warrants sold by Bridge LLC will be equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.9: Assignment of Securities by Bridge LLC to each of Qualified LLC,
              Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                                            *
                                                -------------------------------
                                                Name: Thomas O. Hicks

                                                * By: /s/ David Knickel
                                                     --------------------------
                                                  Name: David W. Knickel
                                                        Attorney-in-Fact

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                                  HM4 RHYTHMS QUALIFIED FUND, LLC


                                                By:  /s/ David Knickel
                                                    ----------------------------
                                                Name: David W. Knickel
                                                Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                      HMTF EQUITY FUND IV (1999), L.P.


                                    By: HM4/GP (1999) Partners, L.P.,
                                        its General Partner

                                    By: Hicks, Muse GP (1999) Partners IV, L.P.,
                                        its General Partner

                                    By: Hicks, Muse (1999) Fund IV, LLC,
                                        its General Partner


                                    By: /s/ David Knickel
                                       -----------------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                                HM4 RHYTHMS PRIVATE FUND, LLC


                                              By: /s/ David Knickel
                                                 -------------------------------
                                              Name: David W. Knickel
                                              Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                     HMTF PRIVATE EQUITY FUND IV (1999), L.P.

                                   By: HM4/GP (1999) Partners, L.P.,
                                       its General Partner

                                   By: Hicks, Muse GP (1999) Partners IV, L.P.,
                                       its General Partner

                                   By: Hicks, Muse (1999) Fund IV, LLC,
                                       its General Partner


                                   By: /s/ David Knickel
                                      ------------------------------------------
                                   Name: David W. Knickel
                                   Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                      HM4/GP (1999) PARTNERS, L.P.

                                    By: Hicks, Muse GP (1999) Partners IV, L.P.,
                                        its General Partner

                                    By: Hicks, Muse (1999) Fund IV, LLC,
                                        its General Partner


                                    By: /s/ David Knickel
                                       -----------------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HM 4-EQ RHYTHMS COINVESTORS, LLC

                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                      HM 4-EQ (1999) COINVESTORS, L.P.

                                    By: Hicks, Muse GP (1999) Partners IV, L.P.,
                                        its General Partner

                                    By: Hicks, Muse (1999) Fund IV, LLC,
                                        its General Partner


                                    By: /s/ David Knickel
                                       -----------------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HM 4-SBS RHYTHMS COINVESTORS, LLC

                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                      HM 4-SBS (1999) COINVESTORS, L.P.

                                    By: Hicks, Muse GP (1999) Partners IV, L.P.,
                                        its General Partner

                                    By: Hicks, Muse (1999) Fund IV, LLC,
                                        its General Partner


                                    By: /s/ David Knickel
                                       -----------------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                           HICKS, MUSE GP (1999) PARTNERS IV, L.P.

                                         By: Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                         By: /s/ David Knickel
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HICKS, MUSE (1999) FUND IV, LLC


                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HM PG-IV RHYTHMS, LLC


                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                   HICKS, MUSE PG-IV (1999), C.V.

                                 By: HM Equity Fund IV/GP Partners (1999), C.V.,
                                     its General Partner

                                 By: HM GP Partners IV Cayman, L.P.,
                                     its General Partner

                                 By: HM Fund IV Cayman LLC,
                                     its General Partner


                                 By: /s/ David Knickel
                                    --------------------------------------------
                                 Name: David W. Knickel
                                 Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                        HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

                                      By: HM GP Partners IV Cayman, L.P.,
                                          its General Partner

                                      By: HM Fund IV Cayman LLC,
                                          its General Partner


                                      By: /s/ David Knickel
                                         ---------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                    HM GP PARTNERS IV CAYMAN, L.P.

                                  By: HM Fund IV Cayman LLC, its General Partner


                                  By: /s/ David Knickel
                                     -------------------------------------------
                                  Name: David W. Knickel
                                  Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HM FUND IV CAYMAN LLC


                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HMTF BRIDGE RHY, LLC


                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HMTF BRIDGE PARTNERS, L.P.

                                            By: HMTF Bridge Partners, LLC,
                                                its General Partner


                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 7, 2000                              HMTF BRIDGE PARTNERS, LLC


                                            By: /s/ David Knickel
                                               ---------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 10.9             Assignment of Securities by Bridge LLC to Qualified LLC,
                  Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.